April 5, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C.  20549-3561

Attention: Rolf Sundwall and Bonnie Baynes

Re: Stronghold Digital Mining, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 10-Q for the Quarterly Period Ended September 30, 2023
Form 8-K, Furnished November 14, 2023
File No. 001-40931

Ladies and Gentlemen:

Set forth below are the responses of Stronghold Digital Mining, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 29, 2024, with respect to Form 10-K for the Fiscal Year Ended December 31, 2022 (“Form 10-K”), Form 10-Q for the Quarterly Period Ended September 30, 2023 (“Form 10-Q”) and Form 8-K Furnished November 14, 2023 (“Form 8-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Form 10-K, Form 10-Q or Form 8-K.

Form 10-K for the Fiscal Year Ended December 31, 2023

Notes to Consolidated Financial Statements
Note 1 – Basis of Presentation and Significant Accounting Policies
Digital Currencies, page 90

1.
We acknowledge your response to prior comment 3 and your current impairment disclosures on pages 52, 65 and 90 that for digital assets you will proceed to performing a quantitative impairment test in any period when the market price is below the carrying value. Please address the following:

•
Tell us your consideration of whether a decline in the quoted market price below the carrying value at any time during the assessed period is an impairment indicator because the digital assets are traded in active markets where there are observable prices.

RESPONSE:  The Company considers a decline in the quoted market price of a digital asset below its carrying value at any time during the assessed period to be an impairment indicator.

•
Tell us your consideration of modifying your impairment policy to record an impairment charge whenever the fair value of the digital asset decreases below the carrying value at any time during the assessed period.

RESPONSE:  We note the Staff’s comment, and although we do not explicitly state “at any time” in our accounting policy, we believe it is reasonable for a reader of our financial statements to understand this in the context of our entire accounting policy, which reads as follows:

“Impairment exists when the carrying amount exceeds its fair value, which is measured using the lowest quoted price of the cryptocurrency at the time its fair value is being measured (i.e., daily). In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. However, given the existence of a quoted price for Bitcoin on active markets, the Company exercises its unconditional option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period when the market price is below the carrying value and proceed directly to performing the quantitative impairment test.”

As previously stated, effective January 1, 2024, the Company has adopted ASU 2023-08, Intangibles – Goodwill and Other – Crypto Assets (Subtopic 350-60), which requires all entities holding crypto assets that meet certain requirements to subsequently measure those in-scope crypto assets at fair value, with the remeasurement recorded in net income. Before this new guidance, crypto assets were generally accounted for as indefinite-lived intangible assets, which follow a cost-less-impairment accounting model that only reflects decreases, but not increases, in the fair value of crypto assets holdings until sold. As such, because we have adopted this new guidance in 2024, we believe this comment will not be applicable to the Company in current or future periods.

Cryptocurrency Mining Revenues, page 93
2.
We acknowledge your response to prior comment 2 and your revised disclosure in your Form 10-K for the fiscal year ended December 31, 2023. Please respond to the following, and revise your disclosure in future periodic filings accordingly:

•
In your response to bullet 3 and your revised disclosure you state that the contract cancellation terms, and your customary business practices, effectively provide the option to renew for successive contract terms continuously throughout each day. Please confirm for us and revise your disclosure in future filings to state, whether the cancellation terms refer to the customer's ability to terminate the contract at any time without penalty, and whether you have determined that the contract term is for less than 24 hours;

RESPONSE:  In response to the Staff’s comment, we will revise our disclosure in future filings to clarify that the cancellation terms refer to us and the customer. Both parties can terminate the contract at any time without penalty. Additionally, we will revise our disclosure in future filings to make it clear that, because of the option to renew for successive contract terms continuously throughout each day, our contract terms with mining pool operators are for less than 24 hours. Below is an excerpt of what we intend to disclose in future filings:

“The Company has entered into digital asset mining pools by executing contracts, as amended from time to time, with mining pool operators to provide computing power and perform hash computations for the mining pool operators. The Company has determined that the mining pool operators are its customers and providing computing power to perform hash computations is the only performance obligation in the Company’s contracts with the mining pool operators. The contracts are terminable at any time by either party – the Company or the mining pool operator – without penalty, and therefore, the duration of the contracts does not extend beyond the services already transferred. The Company’s enforceable right to compensation begins when, and lasts as long as, the Company performs hash computations for the mining pool operator. It is the Company’s decision when to perform these hash computations. Because such contracts effectively provide the option to renew for successive contract terms continuously throughout each day, the contract term of such mining pool agreements is less than 24 hours.”

•
You disclose that your enforceable right to compensation begins when, and lasts as long as, you perform hash computations for the mining pool operator. Please confirm and revise your disclosure in future filings to state, that it is your decision when to provide these hash computations;

RESPONSE:  In response to the Staff’s comment, we will revise our disclosure in future filings to make it clear that it is our decision when we perform hash computations for the mining pool operators. Below is an excerpt of what we intend to disclose in future filings:

“The Company has entered into digital asset mining pools by executing contracts, as amended from time to time, with mining pool operators to provide computing power and perform hash computations for the mining pool operators. The Company has determined that the mining pool operators are its customers and providing computing power to perform hash computations is the only performance obligation in the Company’s contracts with the mining pool operators. The contracts are terminable at any time by either party – the Company or the mining pool operator – without penalty, and therefore, the duration of the contracts does not extend beyond the services already transferred. The Company’s enforceable right to compensation begins when, and lasts as long as, the Company performs hash computations for the mining pool operator. It is the Company’s decision when to perform these hash computations. Because such contracts effectively provide the option to renew for successive contract terms continuously throughout each day, the contract term of such mining pool agreements is less than 24 hours.”

•
You disclose that you provide computing power and perform hash computations for the mining pool operators. Please confirm to us that you have determined the mining pool operators are your customers, and that performing hash computations is your only performance obligation. If so, please revise your disclosure in future filings to state those facts; and

RESPONSE:  In response to the Staff’s comment, we will revise our disclosure in future filings to explicitly state that the mining pool operators are our customers and that performing hash computations is our only performance obligation. Below is an excerpt of what we intend to disclose in future filings:

“The Company has entered into digital asset mining pools by executing contracts, as amended from time to time, with mining pool operators to provide computing power and perform hash computations for the mining pool operators. The Company has determined that the mining pool operators are its customers and providing computing power to perform hash computations is the only performance obligation in the Company’s contracts with the mining pool operators. The contracts are terminable at any time by either party – the Company or the mining pool operator – without penalty, and therefore, the duration of the contracts does not extend beyond the services already transferred. The Company’s enforceable right to compensation begins when, and lasts as long as, the Company performs hash computations for the mining pool operator. It is the Company’s decision when to perform these hash computations. Because such contracts effectively provide the option to renew for successive contract terms continuously throughout each day, the contract term of such mining pool agreements is less than 24 hours…”

•
In your response to bullet 7, and your revised disclosure, you indicate that you measure the fair value at the end of the day on the date of contract inception, which is the same day that control of the contracted services transfers to the mining pool. In your response to bullet 10, you state that the bitcoin rewards are measured on the day of receipt, which occurs one day after the day of contract inception. Please confirm to us when you currently measure the fair value of the mining rewards.

RESPONSE:  The Company’s accounting policy regarding the fair value recognition of noncash consideration aligns with ASC 606, Revenue from Contracts with Customers, which states that the measurement date for determining the fair value of noncash consideration to be received from a customer is the date of contract inception, rather than the date when the noncash consideration is received or earned. However, for the year ended December 31, 2023, and all previous periods, we applied an accounting convention to measure the fair value of noncash (Bitcoin) revenue on the day of receipt. As disclosed in our previous response to bullet 10 of prior comment 2, we evaluated this difference for each period and determined that applying this accounting convention did not have a material impact on our reported results for any period.

Effective January 1, 2024, and going forward, we will measure the fair value of noncash (Bitcoin) revenue at the end of the day on the date of contract inception.

3.	We acknowledge your response to our comment 4. Please address the following:

•	Please provide us with copies of your hosting agreements with Canaan and Foundry.

RESPONSE:  Attached as exhibits are copies of our hosting agreements (including all amendments and addendums) with Canaan and Foundry, in that order.

•
In your response, and revised disclosure, you state that your compensation for hosting services (your sole performance obligation) is comprised of a variable cost-of-power fee and a 50% share of bitcoin mined. However, you also state that the mining portion of the cryptocurrency hosting revenues represents a separate contract between the Company and its mining pool operators. Please explain to us why you believe the mining portion of your hosting agreements should be accounted for as a separate agreement and explain how the mining pool operators are a party to that agreement. Cite any relevant accounting literature in your response.

RESPONSE:  As part of our hosting contracts, we agree to provide hosting services to our customers in exchange for a variable cost-of-power fee and 50% of the Bitcoin mined by the Bitcoin mining machines owned by the Company’s hosting customers. The 50% compensation split is mandated by the hosting contracts. However, the cryptocurrency mining revenues associated with the hosted miners are separately governed by the Company’s contracts with the mining pool operators as the integration of hosting services performed by the Company is integral to operating the hosted miners and generating Bitcoin mining revenues. As is the case with all cryptocurrency mining revenues, the Company’s enforceable right to compensation begins when, and lasts as long as, the Company performs hash computations for the mining pool operator.

The Company believes the mining portion of our hosting agreements should be accounted for as a separate contract because participation in the Bitcoin mining pools is separately governed by the Company’s contracts with the mining pool operators and does not depend on ownership of the underlying mining machines. Furthermore, the contract term of any mining pool agreement is less than 24 hours because of the option to renew for successive contract terms continuously throughout each day. Bitcoin mined via hosted miners is only possible if the underlying miners perform hash computations for the mining pool operator. The hosting contracts state in Item 4.3. Intermittent Outages that Stronghold may curtail the hosted Bitcoin miners for outages for force majeure, hazardous conditions, or maintenance purposes, or if Stronghold, in its sole and reasonable discretion, determines that it is in its best interest and more economical to sell power to the grid. In other words, the hosting contracts specifically state that we have the ability to turn the hosted Bitcoin miners on or off within reason.

By accounting for the mining portion of the hosting agreement as a separate contract, we are valuing the noncash consideration (Bitcoin) at contract inception each day – which is consistent with our accounting for all cryptocurrency mining revenues. Without this accounting conclusion, it would appear that all Bitcoin mined throughout the initial hosting agreement term of 24 months should be valued at contract inception (i.e., on day 1 of the hosting agreement). We believe this accounting does not best reflect the core principle of the revenue standard (ASC 606-10-05-3) which states that “…an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” This accounting is not consistent with the core principle of the revenue standard because of the general volatility of the noncash consideration (Bitcoin) and how Bitcoin is mined continuously throughout each day (so long as the hosted Bitcoin miners are performing hash computations for the mining pool operator).

•
Please expand on how the variable cost-of-power fee is calculated. Specifically, please tell us whether the cost-of-power fee is directly tied to the energy used by the bitcoin mining machine being hosted by the company. In that regard, we note your disclosure on page 62 that under your hosting agreement with Canaan you receive payment equal to 55% of the net cost of power of the Company’s Panther Creek Plant. However, it is unclear how the cost of power of the Panther Creek Plant is tied to power used to operate the hosted mining machines.

RESPONSE:  The variable cost-of-power fee is directly tied to the energy used by the hosted Bitcoin mining machines, but it is impacted by other factors as well. Under our hosting agreements with Canaan and Foundry, the cost-of-power fee is calculated as 50% of the energy used by the Bitcoin mining machines multiplied by a formulaically derived rate. This rate is calculated by dividing (1) all fuel costs, operations and maintenance expenses, general and administrative expenses, and financing charges incurred by the Panther Creek Plant (subject to certain adjustments), multiped by 110%, by (2) the total number of megawatt hours generated by the Panther Creek Plant and purchased from the grid by the Panther Creek Plant to supply the data center. The 55% referenced in our filings represents a simplification of the equation, or 50% multiplied by 110%. Stated differently, it is mathematically equivalent to express the cost-of-power fee as follows: the energy used by the hosted Bitcoin mining machines, multiplied by 55%, multiplied by the quotient of (1) all fuel costs, operations and maintenance expenses, general and administrative expenses, and financing charges incurred by the Panther Creek Plant (subject to certain adjustments) and (2) the total number of megawatt hours generated by the Panther Creek Plant and purchased from the grid by the Panther Creek Plant to supply the data center. All of the miners hosted under the Canaan and Foundry hosting agreements are housed in the data center at the Panther Creek Plant.

•
We note your response that your only performance obligation under your hosting agreements is to provide hosting services. We further note that hosting services is comprised of an obligation to supply electrical power, internet access, racking infrastructure, general maintenance and operations, ambient cooling, and miner reboots. Please tell us how you considered the guidance in ASC Topic 606-10-25-21 in concluding that all the services provided under your hosting agreements should be combined into a single performance obligation, and explain how your customer benefits from power and internet services without the other services in the hosting agreements. In your response, please provide a separate discussion of how you applied the guidance to each of the six services mentioned above.

RESPONSE:  In bold below, we have separately documented how we applied the ASC 606 guidance in concluding that each of the six services mentioned above should be combined into a single performance obligation. ASC 606-10-25-21 states the following:

“In assessing whether an entity's promises to transfer goods or services to the customer are separately identifiable in accordance with paragraph 606-10-25-19(b), the objective is to determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or services individually or, instead, to transfer a combined item or items to which the promised goods or services are inputs. Factors that indicate that two or more promises to transfer goods or services to a customer are not separately identifiable include, but are not limited to, the following:

a.
The entity provides a significant service of integrating goods or services with other goods or services promised in the contract into a bundle of goods or services that represent the combined output or outputs for which the customer has contracted. In other words, the entity is using the goods or services as inputs to produce or deliver the combined output or outputs specified by the customer. A combined output or outputs might include more than one phase, element, or unit.

An effective and mutually beneficial hosting contract would not exist without the integration of electrical power, Internet access, racking infrastructure, general maintenance and operations, ambient cooling, and miner reboots. The combination of these six services is integral to operating the miners and represents the combined service output for which our hosting customers have contracted.

b.	One or more of the goods or services significantly modifies or customizes, or are significantly modified or customized by, one or more of the other goods or services promised in the contract.

The following six services are significantly modified by the inclusion of each other in our hosting contracts:

Electrical Power – Providing electrical power on its own is very different from bundling the electrical power with Internet access and racking infrastructure. Without this combination as well as the other ancillary hosting services, Bitcoin mining is not possible.

Internet Access – Providing Internet access on its own is very different from bundling the Internet access with electrical power and racking infrastructure. Without this combination as well as the other ancillary hosting services, Bitcoin mining is not possible.

Racking Infrastructure – Providing racking infrastructure on its own is very different from bundling the racking infrastructure with electrical power and Internet access. Without this combination as well as the other ancillary hosting services, Bitcoin mining is not possible.

General Maintenance and Operations – Without the other five services, this ancillary hosting service is not useful or valuable on its own. Inclusion of the other five services in our hosting contracts significantly modifies this ancillary hosting service.

Ambient Cooling – Without the other five services, this ancillary hosting service is not useful or valuable on its own. Inclusion of the other five services in our hosting contracts significantly modifies this ancillary hosting service.

Miner Reboots – Without the other five services, this ancillary hosting service is not useful or valuable on its own. Inclusion of the other five services in our hosting contracts significantly modifies this ancillary hosting service.

c.
The goods or services are highly interdependent or highly interrelated. In other words, each of the goods or services is significantly affected by one or more of the other goods or services in the contract. For example, in some cases, two or more goods or services are significantly affected by each other because the entity would not be able to fulfill its promise by transferring each of the goods or services independently.”

Each of the following six services are highly interdependent and interrelated:

Electrical Power – Providing electrical power on its own is not sufficient to effectively power Bitcoin miners and, therefore, realize the benefit of Bitcoin mining revenues. Racking infrastructure and appropriate conditions (e.g., ambient cooling) is necessary to operate Bitcoin miners effectively and efficiently.

Internet Access – Providing Internet access on its own is not sufficient to operate Bitcoin miners and, therefore, realize the benefit of Bitcoin mining revenues. Racking infrastructure and appropriate conditions (e.g., ambient cooling) is necessary to operate Bitcoin miners effectively and efficiently.

Racking Infrastructure – Without electrical power, Internet access, and the other ancillary hosting services, the customer cannot realize the benefit of Bitcoin mining revenues.

General Maintenance and Operations – This ancillary service, although separately stated in our hosting contracts, is neither significant nor capable of being distinct from the other five ancillary hosting services. The customer cannot benefit from this service alone, and other resources are not readily available to the customer that it could combine to benefit from this service.

Ambient Cooling – This ancillary service, although separately stated in our hosting contracts, is neither significant nor capable of being distinct from the other five ancillary hosting services. The customer cannot benefit from this service alone, and other resources are not readily available to the customer that it could combine to benefit from this service.

Miner Reboots – This ancillary service, although separately stated in our hosting contracts, is neither significant nor capable of being distinct from the other five ancillary hosting services. The customer cannot benefit from this service alone, and other resources are not readily available to the customer that it could combine to benefit from this service.

•	Please clarify for us whether you maintain possession of the hosted mining machines if the hosting agreement is not renewed at the end of its term.

RESPONSE:  We do not maintain possession of the hosted mining machines if the hosting agreement is not renewed at the end of its term. Furthermore, we do not have the contractual option to purchase any of the hosted mining machines at the end of the hosting agreement’s term.

•
Please explain how you obtain possession of the bitcoin miners subject to the hosting agreement and whether the bitcoin miners are initially purchased by you and subsequently hosted after purchase. In that regard, we note your disclosure on page 62 that you purchased 2,000 bitcoin miners from Canaan on July 19, 2023, and subsequently amended the terms of your Canaan Bitcoin Mining Agreement to add the newly acquired miners under the same terms of the original agreement.

RESPONSE:  The Bitcoin miners under the hosting agreements are supplied by our hosting customers. Delivery is managed by the hosting customers until the Bitcoin miners arrive onsite, at which point the Company completes the installation of the hosted Bitcoin miners. We do not own any of the Bitcoin miners subject to the hosting agreements. The disclosure the Staff is referring to on page 62 of our Form 10-K for the year ended December 31, 2023, addresses two separate transactions with Canaan. On July 19, 2023, the Company purchased 2,000 A1346 Bitcoin miners from Canaan. Separately on July 19, 2023, we amended the Canaan Bitcoin Mining Agreement by adding another 2,000 A1346 Bitcoin miners under the same hosting terms as previously disclosed.

•
Given an initial term of 24 months, which cannot be terminated at any time without penalty, please provide your analysis supporting your revenue recognition policy for your portion of the mined cryptocurrency. In this regard, we note that the guidance in examples 1 and 2 of Questions 7 and 8 of the FASB Revenue Recognition Q&A’s refers to a contract that can be terminated at any time without penalty. In your response, please clarify how you were able to conclude the mining portion of the hosting agreement continuously renews throughout the day despite the fact that it cannot be terminated without penalty. Your response should also address why you believe noncash consideration should not be valued at contract inception and the guidance you relied on to support your conclusion.

RESPONSE:  Our hosting contracts require a 50% compensation split for any of the Bitcoin mined through the mining pool. However, the cryptocurrency mining revenues associated with the hosted miners are separately governed by the Company’s contracts with the mining pool operators. Participation in the Bitcoin mining pools requires the provision of hash computations, which is only possible through miners; however, participation in the Bitcoin mining pools itself does not depend on ownership of the underlying mining machines. As is the case with all cryptocurrency mining revenues, the Company’s enforceable right to compensation begins when, and lasts as long as, the Company performs hash computations for the mining pool operator. The contract term of any mining pool agreement is less than 24 hours because of the option to renew for successive contract terms continuously throughout each day. Both parties – us and the mining pool operator – can terminate the mining pool contract at any time without penalty.

By accounting for the mining portion of the hosting agreement as a separate contract, we are valuing the noncash consideration (Bitcoin) at contract inception each day – which is consistent with ASC 606-10-32-21 and our accounting policy for all cryptocurrency mining revenues. This accounting remains the same whether the Bitcoin mining revenues are generated from mining machines owned by us or from hosted mining machines provided by our hosting customers. We believe that our accounting best reflects the core principle of the revenue standard (ASC 606-10-05-3) which states that “…an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.”

Furthermore, if the hosting and mining portions of our hosting agreements were not considered separate contracts, it would appear that all Bitcoin mined throughout the initial hosting agreement term of 24 months should be valued at contract inception (i.e., on day 1 of the hosting agreement). This accounting does not best reflect the core principle of the revenue standard (i.e., ASC 606-10-05-3 as described above) because of the general volatility of the noncash consideration (Bitcoin) and how Bitcoin is mined continuously throughout each day (so long as the hosted Bitcoin miners are performing hash computations for the mining pool operator).

•
We note your response that the consideration received under your hosting agreements is variable. Please tell us whether any or all of the variable consideration received is constrained. Please provide a discussion of how you applied the guidance of ASC Topic 606-10-32-11 through 606-10-32-13 in your response.

RESPONSE:  None of the variable consideration under our hosting agreements is constrained based on our analysis of the guidance in ASC 606-10-32-11 through ASC 606-10-32-13.

ASC 606-10-32-11 states that “an entity shall include in the transaction price some or all of an amount of variable consideration estimated in accordance with paragraph 606-10-32-8 only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.” Because it is probable that a significant reversal of cumulative revenue will not occur and the Company is able to calculate the variable cost-of-power fee based on a contractual formula using actual costs and power production and power consumption data, revenue is recognized equal to the full transaction price. Similarly, because it is probable that a significant reversal of cumulative revenue will not occur and the Company is able to calculate its portion of the Bitcoin mined based on a contractual formula in its contracts with mining pool operators, revenue is recognized, and noncash consideration is measured at fair value at contract inception.

In further assessing any uncertainty associated with our variable consideration, we also evaluated the factors listed in ASC 606-10-32-12 with our consideration of such factors marked in bold below:

“In assessing whether it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty related to the variable consideration is subsequently resolved, an entity shall consider both the likelihood and the magnitude of the revenue reversal. Factors that could increase the likelihood or the magnitude of a revenue reversal include, but are not limited to, any of the following:

a.
The amount of consideration is highly susceptible to factors outside the entity's influence. Those factors may include volatility in a market, the judgment or actions of third parties, weather conditions, and a high risk of obsolescence of the promised good or service.

The cost-of-power fee included in our hosting agreements is not highly susceptible to factors outside of our influence. Because we operate our own power plants, we can control our own costs and power production which ultimately dictate the consideration we receive from our hosting customers. For our portion of the Bitcoin mined, any such uncertainty regarding the impact of outside factors on the amount of consideration is resolved within the month of closing (and can be calculated daily) as we can calculate our Bitcoin payouts based on a contractual formula in our contracts with mining pool operators.

b.	The uncertainty about the amount of consideration is not expected to be resolved for a long period of time.

For the cost-of-power fee, any such uncertainty about the amount of consideration is resolved within the month of closing once actual costs and power production/consumption data are known. For our portion of the Bitcoin mined, any such uncertainty about the amount of consideration is resolved within the month of closing (and can be calculated daily) as we can calculate our Bitcoin payouts based on a contractual formula in our contracts with mining pool operators.

c.	The entity's experience (or other evidence) with similar types of contracts is limited, or that experience (or other evidence) has limited predictive value.

We now have experience with two different hosting contracts that are very similar in nature.

d.	The entity has a practice of either offering a broad range of price concessions or changing the payment terms and conditions of similar contracts in similar circumstances.

We do not have a history of offering a broad range of price concessions or changing the payment terms and conditions of similar contracts in similar circumstances. As such, this factor is not applicable to the Company.

e.	The contract has a large number and broad range of possible consideration amounts.”

Our hosting contracts do not have a large number or broad range of possible consideration amounts. Moreover, for the cost-of-power fee, any such uncertainty about the amount of consideration is resolved within the month of closing once actual costs and power production/consumption data are known. Similarly, for our portion of the Bitcoin mined, any such uncertainty about the amount of consideration is resolved within the month of closing (and can be calculated daily) as we can calculate our Bitcoin payouts based on a contractual formula in our contracts with mining pool operators.

Lastly, ASC 606-10-32-13 is not applicable to the Company because we do not have consideration in the form of a sales-based or usage-based royalty that is promised in exchange for a license of intellectual property.

•
Your response indicates that the customer determines the mining pool to which the hosted miners' hash power will be directed. Please confirm for us whether the hosted miners will operate under your agreements with mining pool operators or whether there are separate agreements between your hosting customers and the mining pool operators.

RESPONSE:  The hosted miners provided by Canaan and Foundry operate under our agreements with mining pool operators. For our hosting contract with Foundry (refer to Exhibit B), the customer determines the mining pool to which the hosted miners’ hash power will be directed. Because of Foundry’s separate role as a mining pool operator, the hosting contract states the following in Item 1.3. Mining: “Subject to the terms hereof, Stronghold shall direct mined tokens derived from the operation of the Bitcoin Miners to a wallet that is controlled by Foundry. Stronghold shall be granted view-only rights to the wallet that is controlled by Foundry. Foundry shall determine the pool to which the Bitcoin Miners’ hash power shall be directed.” This contract provision does not impact our hosting agreement or the evaluation thereof because we participate in the Foundry mining pool. This contract provision also does not impact our mining pool agreement with Foundry, in its capacity as mining pool operator. For our hosting contract with Canaan, we may determine the mining pool to which the hosted miners’ hash power will be directed.

•
Please confirm whether you recognize each of your variable cost-of-power fee and your portion of the mined cryptocurrencies under your hosting arrangements on a gross or net basis, and provide your analysis of whether you are the principal or the agent in transactions between your hosting customers and the mining pool operators.

RESPONSE:  We recognize our cryptocurrency hosting revenues on a gross basis because, based on our analysis of principal versus agent considerations, the Company acts as the principal in the transactions with our hosting customers and the mining pool operators.

The cryptocurrency hosting revenues we recognize on a gross basis represent the consideration to which we expect to receive in exchange for performing our hosting services. This amount is comprised of (1) the variable cost-of-power fee that is earned each month consistent with the performance of the hosting services; and (2) our portion of the Bitcoin mined. We obtain the hosted miners from our hosting customers which we then combine with other goods and services (i.e., electrical power, Internet access, racking infrastructure, general maintenance and operations, ambient cooling, and miner reboots) to create the combined output of performing hash computations for the mining pool operator. The integration of these hosting services is performed by Stronghold, which, per ASC 606-10-55-37A, is an indicator that we act as the principal in the transactions with our hosting customers and the mining pool operators. Furthermore, the hosting contracts state in Item 4.3. Intermittent Outages that Stronghold may curtail the hosted Bitcoin miners for outages for force majeure, hazardous conditions, or maintenance purposes, or if Stronghold, in its sole and reasonable discretion, determines that it is in its best interest and more economical to sell power to the grid. In other words, the hosting contracts specifically state that we have the ability to turn the hosted Bitcoin miners on or off within reason, which, per ASC 606-10-55-37A, is another indicator that we act as a principal in the transactions with our hosting customers and the mining pool operators.

Form 8-K, Furnished November 14, 2023
Exhibit 99.1
Use and Reconciliation of Non-GAAP Financial Measures, page 13

4.	We continue to evaluate your response to prior comment 5.

RESPONSE:  We acknowledge the Staff’s continued evaluation.

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Daniel LeBey or Shelley Barber, each of Vinson & Elkins L.L.P., at (804) 327-6310 and (212) 203-5750, respectively.

Very truly yours,

STRONGHOLD DIGITAL MINING, INC.

By:	/s/ Matthew J. Smith
Name:	Matthew J. Smith
Title:	Chief Financial Officer